SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

FOGHORN THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

344174 10 7

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Fund V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,330,878
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,330,878

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,330,878
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 26.1%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Fund V General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,330,878
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,330,878

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,330,878
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 26.1%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Opportunities Fund I, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,491,441
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,491,441

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,491,441
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Opportunities Fund I General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,491,441
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,491,441

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,491,441
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,851,801
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,851,801

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,851,801
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.2%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,851,801
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,851,801

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,851,801
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.2%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,851,801
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,851,801

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,851,801
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.2%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Noubar Afeyan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,674,120
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,674,120

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,674,120
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 35.5%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 344174 10 7

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Foghorn Therapeutics Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 500 Technology Square, Suite 700, Cambridge, MA 02139.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Flagship Ventures Fund V, L.P., a Delaware limited partnership (“Flagship Fund V”). The general partner of Flagship Fund V is Flagship Ventures Fund V General Partner LLC, a Delaware limited liability company (“Flagship Fund V GP”).

ii.	Flagship Fund V GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship Fund V GP.

iii.

Flagship Ventures Opportunities Fund I, L.P., a Delaware limited partnership (“Flagship Opportunities Fund I”). The general partner of Flagship Opportunities Fund I is Flagship Ventures Opportunities Fund I General Partner LLC, a Delaware limited liability company (“Flagship Opportunities Fund I GP”).

iv.	Flagship Opportunities Fund I GP. Dr. Afeyan is the sole manager of Flagship Opportunities Fund I GP.

v.

Flagship Pioneering Special Opportunities Fund II, L.P., a Delaware limited partnership (“Flagship Opportunities Fund II” and together with Flagship Fund V and Flagship Opportunities Fund I, the “Flagship Funds”). The general partner of Flagship Opportunities Fund II is Flagship Pioneering Special Opportunities Fund II General Partner LLC, a Delaware limited liability company (“Flagship Opportunities Fund II GP”).

vi.	Flagship Opportunities Fund II GP. The manager of Flagship Opportunities Fund II GP is Flagship Pioneering, Inc., a Delaware corporation (“Flagship Pioneering”).

vii.	Flagship Pioneering. Dr. Afeyan is the CEO, sole shareholder and director of Flagship Pioneering.

viii.	Dr. Afeyan, a citizen of the United States of America.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Flagship Funds purchased the shares set forth in Item 5 using funds from working capital.

The information set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

CUSIP No. 344174 10 7

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Flagship Funds may distribute the shares of Common Stock that they directly hold to their respective limited partners.

Douglas G. Cole, who is a managing partner of Flagship Pioneering, is a director of the Issuer.

The Reporting Persons, either directly or indirectly through Dr. Cole, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 35,694,802 outstanding shares of Common Stock immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on October 26, 2020.

Flagship Fund V directly holds 9,330,878 shares of Common Stock. Flagship Fund V GP, as the general partner of Flagship Fund V, may be deemed to beneficially own the shares directly held by Flagship Fund V.

Flagship Opportunities Fund I directly holds 1,491,441 shares of Common Stock. Flagship Opportunities Fund I GP, as the general partner of Flagship Opportunities Fund I, may be deemed to beneficially own the shares directly held by Flagship Opportunities Fund I.

Flagship Opportunities Fund II directly holds 1,851,801 shares of Common Stock. Flagship Opportunities Fund II GP, as the general partner of Flagship Opportunities Fund II, and Flagship Pioneering, as the manager of Flagship Opportunities Fund II GP, may be deemed to beneficially own the shares directly held by Flagship Opportunities Fund II.

Dr. Afeyan, as the sole manager of Flagship Fund V GP and Flagship Opportunities Fund I GP, and as CEO, sole shareholder and director of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

(c) On October 27, 2020, each share of the Issuer’s preferred stock held by the Flagship Funds was automatically converted into the Issuer’s Common Stock on a one-for-1.85 basis upon the closing of the Issuer’s initial public offering, resulting in the Flagship Funds receiving the following shares: 9,280,878 by Flagship Fund V, 1,441,441 shares by Flagship Opportunities Fund I, and 1,801,801 shares by Flagship Opportunities Fund II (on October 21, 2020, prior to the initial public offering, the Issuer completed a one-for-1.85 reverse stock split of its outstanding common stock). Also on October 27, 2020, each of Flagship Fund V, Flagship Opportunities Fund I and Flagship Opportunities Fund II purchased an additional 50,000 shares of Common Stock in connection with the Issuer’s initial public offering. The purchase price was $16.00 per share.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

CUSIP No. 344174 10 7

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration rights

On December 18, 2018, the Flagship Funds entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”). The Investor Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock issuable or issued upon conversion of the Issuer’s preferred stock; (ii) any common stock held by investors party to the Investor Rights Agreement at the time of the Issuer’s initial public offering; (iii) any common stock issued or issuable, directly or indirectly, upon conversion and/or exercise of any of our other securities held by the investors party to the Investor Rights Agreement at the time of the initial public offering; and (iv) any common stock issued as, or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities in clauses (i), (ii) and (iii) above. The registration of shares of the Issuer’s common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investor Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investor Rights Agreement also includes customary indemnification and procedural terms. These registration rights will expire on the earlier of (i) immediately before the closing of a deemed liquidation event, as defined in the Investor Rights Agreement; (ii) such time after the initial public offering as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration; and (iii) the fifth anniversary of the initial public offering.

Demand Registration Rights

At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of not less than a majority of the registrable securities then outstanding may request that the Issuer files a registration statement on Form S-1 with respect to all requested registrable securities held by such holders, if the aggregate offering price of the registrable securities requested to be registered is expected to exceed $10.0 million.

Once the Issuer is eligible to use a registration statement on Form S-3, the holders of not less than 30% of the registrable shares then outstanding may request that it files a registration statement on Form S-3 with respect to such holders’ registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $5.0 million.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders party to the Investor Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Flagship Funds entered into a lock-up agreement (the “Lock-Up Agreement”) with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Cowen and Company, LLC. Pursuant to the terms of the Lock-Up Agreement, the Flagship Funds have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days following October 27, 2020, without first obtaining the written consent of the representatives.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed in the Issuer’s prospectus.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

CUSIP No. 344174 10 7

Flagship Managerial Agreement

In May 2015, the Issuer entered into a five-year managerial agreement with Flagship Pioneering to provide general and administrative services to the Issuer, including certain consulting services and the provision of employee health and dental benefit plans for the Issuer’s employees. The Issuer made cash payments for services received under this agreement of $0.4 million and $0.6 million during the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019, the Issuer had no accounts payable to Flagship related to this managerial agreement. At June 30, 2020, the Issuer had less than $0.1 million in accounts payable to Flagship for costs related to the managerial agreement.

The foregoing description of the Flagship Managerial Agreement is qualified in its entirety by reference to the full text of the Flagship Managerial Agreement, a copy of which is filed as Exhibit 4 hereto, and is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended and Restated Investors’ Rights Agreement among the Issuer, the Flagship Funds, and certain other investors named therein, dated December 18, 2018 (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 2 to Form S-1 filed on October 22, 2020).

Exhibit 3	Lock-Up Agreement (incorporated by reference to Annex A to Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 filed on October 22, 2020).

Exhibit 4	Managerial Agreement, by and between the Issuer and Flagship Ventures Management, Inc., dated May 14, 2015 (filed herewith).

CUSIP No. 344174 10 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 29, 2020

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I, L.P.

By:	Flagship Ventures Opportunities Fund I General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II, L.P.

By:	Flagship Pioneering Special Opportunities Fund II General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

CUSIP No. 344174 10 7

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	CEO, Sole Shareholder & Director

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.